UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Dolan Media Company

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

25659P402

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25659P402	13G	Page 2 of 12 Pages

(1)	NAMES OF REPORTING PERSONS. ABRY Mezzanine Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,319,018 (See Item 4)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,319,018 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,018 (See Item 4)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 25659P402	13G	Page 3 of 12 Pages

(1)	NAMES OF REPORTING PERSONS. ABRY Mezzanine Investors, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,319,018 (See Item 4)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,319,018 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,018 (See Item 4)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 25659P402	13G	Page 4 of 12 Pages

(1)	NAMES OF REPORTING PERSONS. ABRY Mezzanine Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,319,018 (See Item 4)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,319,018 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,018 (See Item 4)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 25659P402	13G	Page 5 of 12 Pages

(1)	NAMES OF REPORTING PERSONS. ABRY Investment Partnership, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,319,018 (See Item 4)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,319,018 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,018 (See Item 4)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 25659P402	13G	Page 6 of 12 Pages

(1)	NAMES OF REPORTING PERSONS. ABRY Investment GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,319,018 (See Item 4)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,319,018 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,018 (See Item 4)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 25659P402	13G	Page 7 of 12 Pages

(1)	NAMES OF REPORTING PERSONS. Royce Yudkoff
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,319,018 (See Item 4)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,319,018 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,018 (See Item 4)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1	(a).	Name of Issuer:

Dolan Media Company

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1200 Baker Building 706 Second Avenue South, Minneapolis, MN 55402

Item 2	(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”):

(1)    ABRY Mezzanine Partners, L.P., a Delaware limited partnership (“AMP”), by virtue of its direct beneficial ownership of the shares of Common Stock covered by this Schedule;

(2)    ABRY Mezzanine Investors, L.P., a Delaware limited partnership (“AMI”), by virtue of it being the general partner of AMP;

(3)    ABRY Mezzanine Holdings, LLC, a Delaware limited liability company (“AMH”), by virtue of it being the general partner of AMI;

(4)    ABRY Investment Partnership, L.P., a Delaware limited partnership (“AIP”), by virtue of its direct beneficial ownership of the shares of Common Stock covered by this Schedule;

(5)    ABRY Investment GP, LLC, a Delaware limited liability company (“AIGP”), by virtue of it being the general partner of AIP; and

(6)    Royce Yudkoff, an individual resident of the State of Massachusetts (“Yudkoff”), by virtue of being the controlling member of AMH and AIGP.

AMP, AMI, AMH, AIP, AIGP and Yudkoff are referred to herein collectively as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2008, a copy of which is filed with this Schedule 13G as Exhibit A attached hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is: 111 Huntington Avenue, 30th Floor Boston, MA 02199

Item 2	(c).	Citizenship:

Each of the Reporting Persons that are entities is organized under the laws of the State of Delaware. Royce Yudkoff is an individual resident in the State of Massachusetts.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $.001 per share.

Item 2	(e).	CUSIP Number

25659P402

Item 3.	If this statement is filed pursuant to a §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:

Not applicable.

Item 4.	Ownership

As of December 31, 2007, AMP was the direct beneficial owner of 1,316,645 shares of Common Stock, or approximately 5.25% of the outstanding shares of Common Stock and AIP was the direct beneficial owner of 2,373 shares of Common Stock, or approximately 0.01% of the outstanding shares of Common Stock. As of the date hereof, however, AMP and AIP have each distributed substantially all of their shares of Common Stock to their respective partners and, as a result, as of the date hereof, none of the Reporting Persons are beneficial owners of more than five percent of the Common Stock outstanding.

The shares of Common Stock beneficially owned by AMP may be deemed to be beneficially owned indirectly by: (i) AMI, the general partner of AMP; (ii) AMH, the general partner of AMI, and (iii) Royce Yudkoff, the sole member of AMH. The shares of Common Stock beneficially owned by AIP may be deemed to be beneficially owned indirectly by: (i) AIGP, the general partner of AIP and (ii) Royce Yudkoff, the sole member of AIGP.

Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have had, as of December 31, 2007, beneficial ownership of 1,319,018 shares of Common Stock, or approximately 5.26% of the outstanding shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons. Each such person disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.

All of the percentages calculated in this Schedule 13G are based upon an aggregate of 25,088,117 shares of Common Stock outstanding as of November 12, 2007, as disclosed in Dolan Media Company’s Quarterly Report on Form 10-Q, dated November 13, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

ABRY MEZZANINE PARTNERS, L.P.

By:	ABRY Mezzanine Investors, L.P.
Its:	General Partner

By:	ABRY Mezzanine Holdings, LLC
Its:	General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

ABRY MEZZANINE INVESTORS, L.P.

By:	ABRY Mezzanine Holdings, LLC
Its:	General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

ABRY MEZZANINE HOLDINGS, LLC

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

ABRY INVESTMENT PARTNERSHIP, L.P.

By:	ABRY Investment GP, LLC
Its:	General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

ABRY INVESTMENT GP, LLC

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

/s/ Royce Yudkoff
Royce Yudkoff

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) They are filing this statement jointly pursuant to Rule 13d-1(k)(1);

(ii) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(iii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to know that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G with respect to the common stock of Dolan Media Company beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Date: February 14, 2008

ABRY MEZZANINE PARTNERS, L.P.

By:	ABRY Mezzanine Investors, L.P.
Its:	General Partner

By:	ABRY Mezzanine Holdings, LLC
Its:	General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

ABRY MEZZANINE INVESTORS, L.P.

By:	ABRY Mezzanine Holdings, LLC
Its:	General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

ABRY MEZZANINE HOLDINGS, LLC

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

ABRY INVESTMENT PARTNERSHIP, L.P.

By:	ABRY Investment GP, LLC
Its:	General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

ABRY INVESTMENT GP, LLC

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

/s/ Royce Yudkoff
Royce Yudkoff